SUB-ITEM 77I: Terms of new or amended securities

77I(b): If the registrant has issued a new class of securities, furnish a description of the class called for by the applicable registration item

Description of New Class Y

SHARES

The Declaration of Trust authorizes the issuance of an unlimited number of shares of each Fund, each of which represents an equal proportionate interest in that Fund. Each share upon liquidation entitles a shareholder to a pro rata share in the net assets of that Fund. Shareholders have no preemptive rights. The Declaration of Trust provides that the Trustees of the Trust may create additional portfolios of shares or classes of portfolios. Share certificates representing the shares will not be issued.

The minimum initial investment for Class Y Shares is
$100,000 with minimum subsequent investments of
$1,000. Such minimums may be waived at the
discretion of SIMC Class Y Shares may only be
purchased by:

 bank trust departments or other financial firms, for the benefit of their clients, that have entered into an agreement with the Funds Distributor permitting the purchase of Class Y shares;
 institutions, such as defined benefit plans, defined contribution plans, healthcare plans and board designated funds, insurance operating funds, foundations, endowments, public plans and Taft-
Hartley plans, subject to a minimum initial investment of least $25,000,000 in Class Y shares of the SEI Funds;
 clients that have entered into an investment advisory agreement with SIMC with respect to their assets invested in the Funds; and
 other SEI mutual funds.

In the event that a shareholder no longer meets the eligibility requirements for investment in the Class
Y
Shares, a Fund may, in its discretion, elect to convert such shareholders Class Y Shares into a Class of Shares of the same Fund for which such shareholder does meet the eligibility requirements.
If
such investor meets the eligibility requirements for more than one other Class, then such shareholders
Class Y Shares shall be convertible into shares of the Class having the lowest total annual operating expenses (disregarding fee waivers) for which such shareholder meets the eligibility requirements.


VOTING
Each share held entitles the shareholder of record to one vote. The shareholders of each portfolio or class will vote separately on matters relating solely to that portfolio or class, such as any distribution plan. As a Massachusetts business trust, the Trust is not required to hold annual meetings of shareholders, but approval will be sought for certain changes in the operation of the Trust or for the election of Trustees under certain circumstances. In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Trust. In the event that such a meeting is requested, the Trust will provide appropriate assistance and information to the shareholders requesting the meeting. Where the Prospectus or SAI for the Funds states that an investment limitation or a fundamental policy may not be changed without shareholder approval or that other action requires shareholder approval, such approval means the vote of: (i) 67% or more of a Funds shares present at a meeting if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (ii) more than 50% of a Funds outstanding shares, whichever is less.

SHAREHOLDER LIABILITY
The Trust is an entity of the type commonly known as a Massachusetts business trust. Under
Massachusetts law, shareholders of such a Trust could, under certain circumstances, be held personally liable as partners for the obligations of the Trust.
However, even if the Trust were held to be a partnership, the possibility of the shareholders incurring financial loss for that reason appears remote because the Trusts Declaration of Trust contains an express disclaimer of shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by or on behalf of the Trust or the Trustees and because the Declaration of Trust provides for indemnification out of the Trust property for any shareholders held personally liable for the obligations of the Trust.